United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs decrease of relevant shareholding ownership

Rio de Janeiro, July 15th, 2019 — Vale S.A (“Vale”) informs, pursuant to Article 12, caput, of Rulling 358 of 01/03/2002, issued by the Brazilian Securities Commission (“CVM”), as subsequently amended, that BlackRock, Inc. (“BlackRock”), a company organized and existing under the laws of the United States of America, headquartered at 55 East 52nd Street, New York, New York 10022-0002, United States of America, and legally represented in Brazil by HSBC Bank Brasil S.A., registered with the CNPJ/MF under no 01.701.201/0001-89, by Citibank DTVM S.A., registered with the CNPJ/MF under no 33.868.597/0001-40 and by JP Morgan, registered with the CNPJ/MF under no 33.851.205/0001-30, decreased the number of common shares issued by Vale and now manages a total of 204,806,509 common shares and 58,902,356 American Depositary Receipts (“ADRs”), representing common shares, totaling 263,708,865 common shares issued by Vale, representing approximately 4.99% of this class of share, and 972,603 derivatives referenced to common shares representing, approximately 0.01%, of this class of share, as of July 10th, 2019.

BlackRock also stated that: (i) the purpose of the shares participations mentioned above is strictly for investment and does not alter the control or the administrative structure of Vale; and (ii) there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale where BlackRock is involved.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Julio Molina: julio.molina@vale.com

Luiza Caetano: luiza.caetano@vale.com

Pedro Terra: pedro.terra@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 15, 2019		Director of Investor Relations